UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2024

On March 26, 2025, KB Financial Group Inc. (“KB Financial Group”) held its annual general meeting of shareholders for fiscal year 2024. All agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2024:

Approved as originally proposed

2)	Amendment of the articles of incorporation of KB Financial Group

Approved as originally proposed

3)	Appointment of directors (one non-standing director and four non-executive directors)

3-1)	Hwan Ju Lee, Non-Standing Director Candidate:

Approved as originally proposed

3-2)	Jungsung Yeo, Non-Executive Director Candidate:

Approved as originally proposed

3-3)	Jaehong Choi, Non-Executive Director Candidate:

Approved as originally proposed

3-4)	Sung-Yong Kim, Non-Executive Director Candidate:

Approved as originally proposed

3-5)	Eun Young Chah, Non-Executive Director Candidate:

Approved as originally proposed

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Whajoon Cho, Non-Executive Director Candidate:

Approved as originally proposed

5)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Sun Yeop Kim, Non-Executive Director Candidate:

Approved as originally proposed

6)	Appointment of members of the Audit Committee, who are non-executive directors

6-1)	Sung-Yong Kim, Audit Committee Member Candidate:

Approved as originally proposed

6-2)	Eun Young Chah, Audit Committee Member Candidate:

Approved as originally proposed

7)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed

Details of Approved Agenda Items

∎	Key items of the approved financial statements for fiscal year 2024

–	Consolidated financial statements for fiscal year 2024(1)

(In millions of Won, except per share amounts)

Total assets	757,845,532
Total liabilities	698,030,351
Share capital	2,090,558
Total equity(2)	59,815,181
Total operating revenue(3)	85,214,124
Net operating income	8,045,261
Profit for the year(4)	5,028,606
Basic earnings per share (Won)	12,880

Notes:  (1)   Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents total equity, including equity attributable to non-controlling interests.
(3)

Represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial instruments at fair value through profit and loss, other insurance finance income, and other operating income.

(4)	Represents total profit for the year, including profit attributable to non-controlling interests.

–	Separate financial statements for fiscal year 2024(1)

(In millions of Won, except per share amounts)

Total assets	29,806,823
Total liabilities	4,818,265
Share capital	2,090,558
Total equity	24,988,558
Total operating revenue(2)	2,376,833
Net operating income	2,170,645
Profit for the year	2,170,597
Basic earnings per share (Won)	5,203

Notes:  (1)   Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)

Represents the sum of interest income, fee and commission income, gain on financial instruments at fair value through profit and loss, other operating income, and reversals of provision for credit losses.

–	Dividend payment for fiscal year 2024

A year-end cash dividend of KRW 804 per common share was approved:

1)	Total dividend amount for fiscal year 2024: KRW 1,198,257,051,216*

2)	Dividend yield for fiscal year 2024: 3.9%*

*

Includes quarterly cash dividends that have already been paid in fiscal year 2024 (an aggregate amount of KRW 2,370 per common share paid for the first, second, and third quarters of fiscal year 2024).

∎	Appointed Non-Standing Director, Non-Executive Directors and Audit Committee Members

–	Number of newly appointed or re-appointed non-standing directors: 1

–	Number of newly appointed or re-appointed non-executive directors: 6

–	Number of newly appointed or re-appointed members of the Audit Committee: 4

∎	Total Number of Directors and Audit Committee Members Following the Appointment

–	Directors: 9 (including 7 non-executive directors)

–	Members of the Audit Committee: 4 (all non-executive directors)

Details regarding appointment of non-standing director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Hwan Ju Lee	October 1964	2 years	Yes

•  President & CEO, Kookmin Bank (Current)

•  Chairman & CEO, KB Life Insurance

•  Chairman & CEO, KB Life Insurance (prior to the merger with Prudential Life Insurance)

•  Senior Executive Vice President & CFO, KB Financial Group

•  Senior Executive Vice President, Head of the Strategy & Finance Planning Group, Kookmin Bank

•  Senior Managing Director, Head of the Retail Customer Group, Kookmin Bank

•  Managing Director, Head of the Retail Customer Group, Kookmin Bank

•  Head of the Foreign Exchange Business Division, Kookmin Bank

•  Head of the Sales Planning Department, Kookmin Bank

Details regarding appointment of non-executive directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Whajoon Cho	February 1957	1 year	No	• Auditor, Mercedes-Benz Financial Services Korea Limited • President & CEO, KT Capital Corporation • CFO, KT Capital Corporation • CFO, BC Card Co., Ltd. • CFO, KT Freetel Co, Ltd. • Head of Treasury & IR, KT	—

Jungsung Yeo	April 1960	1 year	No	• Professor, Department of Consumer Science, Seoul National University (Current) • Executive Vice President for Academic Affairs, Seoul National University • Executive Vice President for Planning and Communication, Seoul National University • Chairperson, Consumer Policy Committee under the Prime Minister’s Office • President, Korean Society of Consumer Studies • Commissioner, Personal Information Protection Commission of Korea • Commissioned Member, National Economic Advisory Council under the President’s Office of Korea	—

Jaehong Choi	August 1962	1 year	No	• Professor, Startup College, Gachon University (Current) • Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University • Non-Executive Director, Kakao Corp. • Advisor, NHN Japan Corporation/eSamsung Japan	—

Sung-Yong Kim	March 1966	1 year	No	• Professor, Law School, Sungkyunkwan University (Current) • Member, Management Committee for the Key Industries Stabilization Fund • Chairperson, Insolvency Law Institute of Korea • Non-Executive Director, Woori Bank • Non-Standing Commissioner, Securities & Futures Commission • Attorney-at-law	—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Eun Young Chah	October 1962	2 years	Yes	• Professor, Department of Economics, Ewha Womans University (Current) • Dean, College of Social Sciences / Graduate School of Policy Sciences, Ewha Womans University (Current) • Non-Executive Director, Hana Financial Group Inc. • Non-Executive Director, Samsung Card Co., Ltd. • Advisory Committee Member, Financial Supervisory Service • Member, National Economic Advisory Council • President, Korean Women Economists Association	—

Sun Yeop Kim	November 1969	2 years	Yes	• Representative Director, E–JUNG Accounting Corporation (Current) • Non-Executive Director, FARMSCO • Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance • Head of Financial Services/Strategy Division, Deloitte Anjin LLC	—

Details regarding appointment of members of the Audit Committee

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Whajoon Cho	February 1957	1 year	No

•  Auditor, Mercedes-Benz Financial Services Korea Limited

•  President & CEO, KT Capital Corporation

•  CFO, KT Capital Corporation

•  CFO, BC Card Co., Ltd.

•  CFO, KT Freetel Co, Ltd.

•  Head of Treasury & IR, KT

Sung-Yong Kim	March 1966	1 year	No

•  Professor, Law School, Sungkyunkwan University (Current)

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Executive Director, Woori Bank

•  Non-Standing Commissioner, Securities & Futures Commission

•  Attorney-at-law

Eun Young Chah	October 1962	1 year	Yes

•  Professor, Department of Economics, Ewha Womans University (Current)

•  Dean, College of Social Sciences / Graduate School of Policy Sciences, Ewha Womans University (Current)

•  Non-Executive Director, Hana Financial Group Inc.

•  Non-Executive Director, Samsung Card Co., Ltd.

•  Advisory Committee Member, Financial Supervisory Service

•  Member, National Economic Advisory Council

•  President, Korean Women Economists Association

Sun Yeop Kim	November 1969	1 year	Yes

•  Representative Director, E-JUNG Accounting Corporation (Current)

•  Non-Executive Director, FARMSCO

•  Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance

•  Head of Financial Services/Strategy Division, Deloitte Anjin LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 26, 2025	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Financial Officer